W. MORGAN BURNS
morgan.burns@faegrebd.com
(612) 766-7136

December 11, 2012

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549-3561
Attention:        Mark P. Shuman, Branch Chief – Legal

Re:	Research Frontiers Incorporated Registration Statement on Form S-3 (File No. 333-184785) (the “Registration Statement”)

Ladies and Gentlemen:

       On behalf of Research Frontiers Incorporated (the “Company”), we are transmitting the following responses of the Company to the comments of the Commission’s staff (the “Staff”) as set forth in the letter of Mark P. Shuman, Branch Chief – Legal, dated December 3, 2012 (the “Comment Letter”) to the Registration Statement filed with the Securities and Exchange Commission on November 6, 2012 (the “Initial Filing”). We have enclosed for your reference two courtesy copies of Amendment No. 1 to the Registration Statement (the “Amendment”) in a clean version and two copies of the Amendment in a version marked to show changes from the Initial Filing.

       The responses herein were provided to his firm by the Company. In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response in regular type. References in this letter to we, our or us mean the Company or its advisors, as the context may require. All references to page numbers in the Company’s responses refer to the page numbers in the Amendment.

General

1.	Please revise to clarify that the issuance of shares underlying the 250,000 warrants sold in October 2012 in reliance upon Section 4(a)(2) will also be effected pursuant to an exemption from the registration requirements of the Securities Act to the extent those sales of underlying common stock are to holders of the warrants who acquired the warrants in unregistered transactions. It appears that the registration of the offer and sale of shares underlying the 250,000 warrants should be limited to transferees of the warrants who acquire those securities in registered transactions following the effective date of the registration statement. Revise or advise.

Company Response: The Company has revised its disclosure on pages 1, 7, and 9 of the Amendment to clarify that the issuance of shares underlying the 250,000 warrants sold in October 2012 in reliance upon Section 4(a)(2) will also be effected pursuant to an exemption from the registration requirements of the Securities Act to the extent those sales of underlying common stock are to holders of the warrants who acquired the warrants in unregistered transactions.

Incorporation of Certain Information by Reference, page 13

2.	We note that your proxy statement was filed on April 25, 2012, rather than April 27, 2012. Please revise.

Company Response: The Company has revised the date of the proxy statement disclosed in the Amendment.

December 11, 2012

       The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please do not hesitate to call me at 612-766-7136 if you have any questions or comments regarding the foregoing or if we can be of service in facilitating your review of this filing.

Sincerely,

/s/ W. Morgan Burns

W. Morgan Burns

Enclosures

cc:	Jan Woo, Attorney-Advisor, Securities and Exchange Commission (w/ encl.)
Joseph M. Harary, Chief Executive Officer, Research Frontiers Incorporated (w/out encl.)
Seth Van Voorhees, Chief Financial Officer, Research Frontiers Incorporated (w/out encl.)